Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (“New Found” or the “Company”)
Suite 1430, 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Item 2:	Date of Material Change

December 7, 2022 and December 14, 2022

Item 3:	News Release

News releases were disseminated on December 7, 2022 through GlobeNewswire and on December 14, 2022 through Businesswire. Copies of both have been filed on SEDAR.

Item 4:	Summary of Material Change

On December 7, 2022, New Found announced that it had entered into an agreement with BMO Capital Markets (“BMO”), on behalf of a syndicate of underwriters (the “Underwriters”), led by BMO, under which the Underwriters agreed to buy, on a bought deal basis, 6,250,000 flow-through common shares of the Company (the “Flow-Through Shares”) that will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”) at a price of $8.00 per Flow-Through Share (the “Offering Price”) for aggregate gross proceeds of approximately $50,000,000 (the “Offering”).

On December 14, 2022, New Found closed the Offering.

Item 5:	Full Description of Material Change

On December 7, 2022, New Found announced that it had entered into an agreement under which the Underwriters agreed to buy, on a bought deal basis, 6,250,000 Flow-Through Shares at the Offering Price for gross proceeds of approximately $50,000,000. The Company granted the Underwriters an option, exercisable at the Offering Price up to 30 days following the closing of the Offering, to purchase up to an additional 15% of the Flow Through Shares issued in connection with the Offering.

The Company intends to use net proceeds from the financing to continue its exploration and drilling efforts at its Queensway Project (the “Queensway Project”).

The Flow-Through Shares were offered by way of a prospectus supplement in all of the provinces and territories of Canada, excluding Quebec. The Flow-Through Shares were also offered by way of a U.S. prospectus supplement forming part of the Company’s registration statement on Form F-10 in the United States.

On December 14, 2022, New Found closed the Offering.

The Offering was completed pursuant to an underwriting agreement dated December 9, 2022, entered into among the Company and the Underwriters.

Mr.Eric Sprott participated in the Offering to maintain his approximate 19.9% of interest in the Company. Due to his share ownership, Mr.Sprott is considered a “related party” of New Found and, accordingly, the participation in the Offering constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Shareholder Approval (“MI 61-101”). The Company has relied on the exemptions from valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such related party participation. The Company did not file a material change report 21 days prior to closing the Offering, which the Company deemed reasonable and necessary in the circumstances in order to complete the Offering in a timely manner. The Offering was approved by the directors of the Company and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the directors.

The gross proceeds of the Offering will be used by the Company to incur eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures” as such terms are defined in the Tax Act (the “Qualifying Expenditures”) related to the Queensway Project on or before December 31, 2023. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2022.

Following completion of the Offering, the Company will have approximately $93.5M in cash and marketable securities.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Collin Kettell, Chief Executive Officer & Director at 1 (845) 535-1486 or ckettell@newfoundgold.ca.

Item 9:	Date of Report

December 15, 2022

Forward Looking Information

This material change report contains certain "forward-looking statements" within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the use of proceeds of the Offering, the final acceptance of the Offering by the TSX Venture Exchange (“TSXV”) and NYSE American, the tax treatment of the Flow-Through Shares. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "suggests," "potential," "goal," "objective," "prospective," "possibly," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks related to: the tax treatment of the Flow-Through Shares, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or through the SEC's Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov for a more complete discussion of such risk factors and their potential effects.